Canadian Oil Sands

03 JAN 28 AM 7:21

Trudy M. Curran
Telephone No. (403) 218-6240
Fax No. (403) 218-6201
Email: trudy_currran@cos-trust.com

03003382

January 24, 2003

VIA COURIER

U.S. Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Judiciary Plaza
Washington, DC
20549 USA

Dear Sirs:

Re: ***Canadian Oil Sands Trust - File No. 82-5189***

Pursuant to the exemption granted under Rule 12g3-2(b) of the Securities Exchange Act of 1934, as amended, enclosed is a press release of Canadian Oil Sands Trust relating to its fourth quarter report issued January 23, 2003, which has been filed with the regulatory authorities in Canada.

If you have any questions or concerns, please contact me directly at (403) 218-6240.

Sincerely,

CANADIAN OIL SANDS LIMITED

Trudy M. Curran
General Counsel & Corporate Secretary

TMC/cej
Encl.

dlw 1/30



CANADIAN OIL SANDS TRUST

Canadian Oil Sands Trust Announces Strong Financial Results

Calgary, Alberta (January 23, 2003) – Canadian Oil Sands Trust ("Canadian Oil Sands" or the "Trust") (TSX - COS.UN) today announced strong financial and operating results for the quarter and year-ended December 31, 2002. Syncrude operations performed at near productive capacity rates in the fourth quarter of 2002, continuing the momentum established in the third quarter. Reliable operating performance, together with strong crude oil prices, contributed to healthy financial results for the Trust.

"The benefit of robust crude oil prices was optimized by solid, steady operations at Syncrude in the second half of the year, leading to strong cash flow and earnings for the Trust," said Marcel Coutu, President and Chief Executive Officer. "These operating and financial results position us well to support our financing plan for the Stage 3 expansion. Our focus in 2003 and 2004 is to execute the Stage 3 construction within our current capital cost estimate, and together with the other Syncrude Joint Venture owners, to continue reducing operating costs by increasing plant reliability and capacity."

A fourth quarter distribution of $0.50 per Trust unit will be paid on February 28, 2003 to unitholders of record on January 31, 2003. Distributions in 2002 totalled $2.00 per Trust unit compared to $2.75 per Trust unit in 2001 as a result of cash flow retention to help fund the Stage 3 expansion of the Syncrude project.

2002 year-over-year highlights

- Cash flow per Trust unit rose 37 per cent to $5.63, or $321.8 million
- Net income per Trust unit increased 83 per cent to $4.72, or $269.9 million
- Production increased four per cent to total 18.2 million barrels, or an average 49,806 barrels per day
- Operating costs per barrel declined seven per cent to average $17.40 per barrel
- Netback per barrel rose 39% to $20.88, reflecting a higher average realized selling price, and lower operating and crown royalty expenses
- Capital spending jumped 125 per cent to $403.2 million with approximately 87 per cent directed to the Stage 3 expansion
- Year-end net debt to capitalization was 29 per cent compared to 26 per cent at December 31, 2001

2002 Fourth Quarter Highlights

- Cash flow per Trust unit was up 95 per cent to $1.87, or $107.4 million
- Net income per Trust unit jumped 178 per cent to $1.64, or $94.6 million
- Production rose six per cent to total 4.9 million barrels, or an average 54,135 barrels per day
- Operating costs per barrel declined 14 per cent to average $15.14 per barrel

CANADIAN OIL SANDS TRUST
Highlights

(thousands of Canadian dollars, except per Trust unit amounts)

	Three Months Ended December 31		Twelve Months Ended December 31	
	2002	2001	2002	2001
Net Income	$ 94,561	$ 33,685	$ 269,928	$ 146,392
Per Trust unit- Basic	$ 1.64	$ 0.59	$ 4.72	$ 2.58
Per Trust unit- Diluted	$ 1.64	$ 0.59	$ 4.72	$ 2.58
Funds From Operations	$ 107,419	$ 54,473	$ 321,828	$ 232,710
Per Trust unit	$ 1.87	$ 0.96	$ 5.63	$ 4.10
Distributable Income	$ 28,843	$ 28,390	$ 114,655	$ 156,121
Per Trust unit	$ 0.50	$ 0.50	$ 2.00	$ 2.75
Daily Average Sales (bbls)				
Syncrude Sweet Blend	54,135	50,901	49,806	48,508
Operating Costs per barrel	$ 15.14	$ 17.70	$ 17.40	$ 18.77
Average Selling Price per barrel				
Before hedging	$ 42.95	$ 31.89	$ 40.54	$ 39.63
Oil price hedging	(1.49)	0.29	(0.59)	(0.36)
Currency hedging (on a cash basis)	(0.54)	(1.68)	(0.60)	(1.55)
	$ 40.92	$ 30.50	$ 39.35	$ 37.72
West Texas Intermediate ($US)	$ 28.23	$ 20.43	$ 26.15	$ 25.92

Daily average production of 49,806 barrels in 2002 was in line with the Trust's revised mid-year forecast of 49,000 to 50,000 barrels per day and operating costs of $17.40 per barrel came in slightly better than the prior forecast of $18.00 to $19.00 per barrel.

For 2003, the Trust is forecasting a total of 18.5 million barrels of production for the Trust, or an average 50,600 barrels per day, which is equivalent to Syncrude production of 85 million barrels for the year. The Trust is estimating its operating cost to average between $16.50 and $17.50 per barrel in 2003, including energy costs. This outlook incorporates the scheduled turnaround of one coker in late March, during which some initial work to facilitate the tie-in of the upgrader expansion for Stage 3 also is scheduled to be performed. As planned and per the Trust's 2003 budget, the impact of this work on the Trust's results is expected to occur in the first half of the year.

In 2003, the Trust is anticipating its capital budget to reach $483 million, of which $410 million will be directed to the Stage 3 expansion.

New production record set in 2002
Syncrude achieved a production record of 83.8 million barrels of Syncrude Sweet Blend shipped in 2002 compared to 81.4 million barrels in 2001. Steady operations with production nearing current design capacity marked the second half of 2002 following extensive maintenance work conducted earlier in the year. Total production in the fourth quarter of 2002 was 22.9 million barrels compared to 21.6 million barrels in the same period of 2001.

Contributing to a higher productivity rate, which is reflected in lower operating costs, Syncrude and its contractors achieved excellent safety performance in 2002. The combined lost–time injury rate was 0.1 (less than one injury for every two million hours worked). This compares very favourably to the Alberta mining and petroleum sector average of a 1.4 lost time injury rate (approximately 14 injuries for every two million hours worked).

Construction begins on Stage 3 expansion
The largest stage of Syncrude's expansion plans, Stage 3, began in 2001. At the end of 2002, engineering and design work on the upgrader expansion ("UE-1") was 90 per cent complete and construction was approximately 10 per cent complete with startup scheduled for early 2005. The second component of the expansion, the Aurora 2 mining and extraction train ("Aurora 2"), reached 92 per cent completion of engineering and design and 50 per cent completion of construction. The train is scheduled to begin bitumen production by the end of this year.

In November 2002, the Trust confirmed the increase in the total estimated cost to Syncrude for the Stage 3 expansion from the initial $4,100 million provided early in 2002 to approximately $5,670 million. The total estimated cost net to the Trust is now $1,233 million. The revised estimate is based on the completion of over 90 per cent of the detailed engineering work with construction well underway. The total project amount is comprised of $690 million for Aurora 2 and $4,980 million for UE-1.

As at December 31, 2002, the Syncrude Joint Venture had expended approximately $2.1 billion, $458 million net to the Trust, related to the Stage 3 expansion since the launch of the expansion in 2001. Following its completion, scheduled for early 2005, Stage 3 is expected to boost current production by 50 per cent to approximately 77,000 barrels per day net to the Trust.

Independent management structure established
The administrative services arrangement between Canadian Oil Sands Trust and EnCana Corporation ("EnCana") was terminated effective November 1, 2002. Concurrent with the termination of the administrative services arrangement, Canadian Oil Sands Investments Inc. and Athabasca Oil Sands Investments Inc., managers and subsidiaries of the Trust, redeemed the 2,000 preferred shares of these entities that were held by EnCana for an aggregate redemption price equal to approximately $4.5 million, being the original issue price of such shares plus all accrued and unpaid dividends. As a result, Canadian Oil Sands Limited, a subsidiary of the Trust, has now employed its own staff, leased office space in First Canadian Centre in Calgary, and has retained third parties to provide certain services previously provided by EnCana.

The Trust amalgamates its subsidiaries
Following receipt of a favourable tax opinion from Canada Customs and Revenue Agency, the Trust completed its amalgamation of the Trust's three subsidiaries: Canadian Oil Sands Investments Inc., Athabasca Oil Sands Investments Inc., and Canadian Oil Sands Limited, effective January 1, 2003. The amalgamation facilitates a more efficient corporate structure. The

amalgamated entity continues under the name Canadian Oil Sands Limited, which acts as manager of the Trust.

Participating in the distribution reinvestment plan
Eligible unitholders who wish to participate in the Premium Distribution, Distribution Reinvestment and Optional Unit Purchase Plan ("DRIP") for the fourth quarter distribution must file their election form with Computershare Trust Company of Canada at the number or address noted on the enrolment forms **on or before January 30, 2003**.

U.S. resident unitholders of Canadian Oil Sands now can participate in the regular component of the DRIP, which allows unitholders to reinvest their distributions to purchase additional units at 95 per cent of the market price based on a daily volume weighted average trading price on the Toronto Stock Exchange over a period of approximately 20 trading days. U.S. securities regulations do not permit U.S. residents to participate in either the premium or the optional purchase components of the DRIP.

Third quarter participation in the DRIP declined slightly to approximately 25 per cent, comprised of approximately five per cent for the election of additional units and approximately 20 per cent representing the premium cash option.

In addition to the option of reinvesting distributions to purchase additional units, the DRIP provides participating unitholders with the alternative option of receiving up to a two per cent premium on the cash distribution. Participating unitholders may also choose to acquire additional units at market price without incurring sales commissions.

The DRIP is an important component of the Trust's financing plan for the Stage 3 Syncrude expansion and supports the Trust's ability to maintain distribution levels during the expansion period. Since introducing the DRIP, the participation level has averaged approximately 29 per cent with net proceeds of $33.2 million of new equity raised at a volume weighted average price of $38.53 per Trust unit. It is anticipated that the Trust will reassess its use of all or part of the DRIP in late 2004 to early 2005 once equity funding requirements for Stage 3 are no longer needed.

Tax status of unit distributions
The Trust estimates that 55 to 65 per cent of the distributions paid in 2002 will be taxable. The actual income tax status of the distributions will be determined and reported to unitholders prior to the end of February 2003. The income tax liability of each unitholder will depend on the unitholder's specific circumstances, and accordingly, each unitholder should obtain independent advice regarding their specific income tax consequences.

ADVISORY - Certain information regarding the Trust and Syncrude set forth above, including management's assessment of the Trust's future plans and operations, may constitute forward-looking statements under applicable securities law. Forward-looking statements often contain terms such as "may", "will", "should", "anticipate", "expects" and similar expressions. These statements represent management's current expectations and beliefs based on information known today. However, by their nature, forward-looking statements necessarily involve risks and uncertainties, known and unknown, which may cause actual performance and financial results in future periods to materially differ from the estimations or results expressed or implied by such forward-looking statements. Readers are directed to the advisory statement contained in the management's discussion and analysis attached hereto as well as to the risk factors and advisory contained in the annual report of the Trust. The Trust assumes no obligation to update forward-looking statements should circumstances or management's estimates or opinions change.

Canadian Oil Sands Limited
Marcel R. Coutu
President & Chief Executive Officer

Units Listed – Symbol: COS.UN
Toronto Stock Exchange

For further information:
Siren Nieuwesteeg
Manager, Investor Relations
(403) 218-6228

Canadian Oil Sands Trust
2500 First Canadian Centre
350 – 7 Avenue S.W.
Calgary, Alberta T2P 3N9

Ph: (403) 218-6200
Fax: (403) 218-6201

Email: investor_relations@cos-trust.com

Web site: www.cos-trust.com

MANAGEMENT'S DISCUSSION AND ANALYSIS

Management's Discussion and Analysis ("MD&A") should be read in conjunction with the unaudited interim consolidated financial statements of Canadian Oil Sands Trust ("Canadian Oil Sands" or the "Trust") for the years ended December 31, 2002 and December 31, 2001 and the audited consolidated financial statements and MD&A for the year ended December 31, 2001.

ADVISORY - in the interest of providing Canadian Oil Sands Trust ("Canadian Oil Sands" or the "Trust") unitholders and potential investors with information regarding the Trust, including management's assessment of the Trust's future plans and operations, certain statements throughout this MD&A contain "forward-looking statements. Forward-looking statements in this MD&A include, but are not limited to, statements with respect to: the expected production level at Syncrude for 2003 and beyond, and the resulting oil production per day for the Trust; the expected level of oil and natural gas prices; the anticipated impact that certain factors such as natural gas and oil prices, foreign exchange and operating costs have on the Trust's cash flow and net income; the aggregate capital cost of the Stage 3 expansion and the completion date for such expansion; the impact of the Kyoto Protocol on the Trust and the Canadian economy in general and the anticipated maintenance work at Syncrude and the impact such maintenance will have on the Trust's financial results. You are cautioned not to place undue reliance on forward-looking statements, as there can be no assurance that the plans, intentions or expectations upon which they are based will occur. By their nature, forward-looking statements involve numerous assumptions, known and unknown risks and uncertainties, both general and specific, that contribute to the possibility that the predictions, forecasts, projections and other forward-looking statements will not occur. Although the Trust believes that the expectations represented by such forward-looking statements are reasonable, there can be no assurance that such expectations will prove to be correct. Some of the risks and other factors which could cause results to differ materially from those expressed in the forward-looking statements contained in this MD&A include, but are not limited to: general economic, business and market conditions, and such other risks and uncertainties described from time to time in the reports and filings made with securities regulatory authorities by the Trust. You are cautioned that the foregoing list of important factors is not exhaustive. Furthermore, the forward-looking statements contained in this MD&A are made as of the date of this MD&A, and the Trust does not undertake any obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events or otherwise. The forward-looking statements contained in this MD&A are expressly qualified by this cautionary statement.

REVIEW OF RESULTS

Canadian Oil Sands reported strong earnings for the fourth quarter of 2002 and the year ended December 31, 2002 of $94.6 million and $269.9 million, respectively. When compared to the net income for the same periods in 2001 of $33.7 million and $146.4 million, respectively, the higher net income in 2002 reflected stronger commodity prices coupled with higher sales volumes, improved operating costs, and reduced crown royalty expenses.

Revenues

(millions of Canadian dollars)	Three Months Ended December 31			Twelve Months Ended December 31		
	2002	2001	Variance	2002	2001	Variance
Production revenue	$ 215.2	$ 150.3	$ 64.9	$ 743.7	$ 712.5	$ 31.2
Pipeline tariffs	(1.3)	(0.7)	(0.6)	(6.5)	(10.3)	3.8
Marketing fees	(0.1)	(0.2)	0.1	(0.3)	(0.7)	0.4
Crude oil hedging	(7.4)	1.3	(8.7)	(10.7)	(6.4)	(4.3)
Currency hedging	(2.6)	(9.1)	6.5	(10.9)	(32.1)	21.2
Syncrude Sweet Blend	203.8	141.6	62.2	715.3	663.0	52.3
Other income	4.6	4.6	-	9.9	8.3	1.6
	$ 208.4	$ 146.2	$ 62.2	$ 725.2	$ 671.3	$ 53.9

In the fourth quarter of 2002, the Trust reported total revenues of $208.4 million compared to $146.2 million in the same period of 2001.

The largest revenues component, production revenue, increased $64.9 million as a result of a 35 per cent improvement in realized selling prices and a six per cent rise in sales volumes compared to the previous year.

The Trust's realized selling price, prior to hedging, averaged $42.95 per barrel in the fourth quarter of this year, which compares very favourably to the 2001 fourth quarter average price of $31.89 per barrel. The increase in the Trust's realized selling price in the fourth quarter of 2002 mirrored the significant increase in the West Texas Intermediate ("WTI") oil price, which averaged US$28.23 per barrel as compared to US$20.43 per barrel in the same period of 2001. Strong oil prices in this past quarter reflected the escalation of war tensions with Iraq and a drop in Venezuelan oil exports. High oil prices also contributed to $7.4 million in fourth quarter crude oil hedging losses, as further discussed in the Risk Management section of the MD&A.

Sales volumes averaged 54,135 barrels per day during the fourth quarter of 2002 compared to 50,901 barrels per day recorded during the same period the previous year. This sales volume increase reflects improved plant performance and Syncrude's strong production throughput in the second half of 2002.

For the year ended December 31, 2002 Canadian Oil Sands' total revenues were $725.2 million, representing an eight per cent increase from $671.3 million recorded in 2001. A $31.2 million increase in production revenues and a $21.2 million reduction in currency hedging losses accounted for the majority of the increase.

Production revenue in 2002 increased significantly from 2001 due primarily to the increase in sales volumes, complemented by an increase in realized selling prices. Record annual sales volumes of 18.2 million barrels net to the Trust, or 49,806 barrels per day, in 2002 compared favourably to 17.7 million barrels, or 48,508 barrels per day, in 2001. Strong operations in the second half of the year offset the negative impact on production of an extended coker turnaround in the second quarter of 2002. The Trust achieved its forecasted production volumes in 2002 of 49,000 to 50,000 barrels per day.

Selling prices per barrel in 2002, prior to hedging, averaged $40.54, a two per cent increase over the $39.63 per barrel average in 2001. Crude oil prices during the first quarter of 2002 bottomed in mid-January at US$17.97 per barrel WTI, and rebounded sharply in March. Strong oil prices prevailed for the remainder of 2002, averaging US$26.15 per barrel during the year, compared to US$25.92 during 2001. Crude oil hedging losses resulting from these favourable prices reduced 2002 revenues by $10.7 million.

The Canadian dollar averaged US$0.637 in 2002 compared to US$0.646 in 2001. A smaller hedge position, offset by the relative weakening in the Canadian dollar, served to reduce 2002 currency hedging losses by $21.2 million compared to 2001.

Lastly, pipeline tariffs in 2002 fell $3.8 million relative to 2001, mainly as a result of lower energy costs incurred by the pipeline operator.

Operating costs

(millions of Canadian dollars, except per barrel amounts)

	Three Months Ended December 31			Twelve Months Ended December 31		
	2002	2001	Variance	2002	2001	Variance
Production costs	$ 65.1	$ 74.8	$ (9.7)	$ 278.3	$ 269.8	$ 8.5
Purchased energy	14.2	8.1	6.1	43.3	62.6	(19.3)
Natural gas hedging	(3.9)	-	(3.9)	(5.2)	-	(5.2)
	$ 75.4	$ 82.9	$ (7.5)	$ 316.4	$ 332.4	$ (16.0)
Per barrel	$ 15.14	$ 17.70	$ (2.56)	$ 17.40	$ 18.77	$ (1.37)

Canadian Oil Sands' fourth quarter 2002 operating costs of $75.4 million decreased from $82.9 million in costs recorded in the same period of 2001. The decrease is largely attributable to lower production costs resulting from improved plant reliability and performance in the fourth quarter of 2002 compared to 2001. Higher repairs and maintenance costs related to extended downtime of the LC-Finer and Aurora transition ore issues also served to inflate 2001 production costs.

Higher production levels in the fourth quarter of 2002 relative to the same period in 2001 led to increased purchased energy volumes, and coupled with a 63 per cent increase in natural gas prices, resulted in a $6.1 million increase in purchased energy costs. This increase was offset by a $3.9 million natural gas hedging gain.

Lower production costs combined with higher production volumes reduced fourth quarter operating costs by $2.56 per barrel to average $15.14 per barrel in 2002.

For the year ended December 31, 2002 operating expenses were $316.4 million, which compares favourably to $332.4 million reported in 2001 and the 2002 forecast range of $325 million to $345 million. The improvement in operating expenses reflects reduced maintenance costs and significantly lower natural gas prices compared to 2001. Natural gas hedging gains of $5.2 million further reduced operating expenses in 2002. The reduction in the 2002 operating costs is particularly significant given the production volume increases and longer than expected second quarter coker turnaround.

Commencing in the third quarter of 2002, Canadian Oil Sands is reclassifying certain expenses previously reported in operating expenses as non-production costs in order to more accurately report costs associated with current production. The non-production costs, consisting primarily of Syncrude 21 development expenditures, were $3.3 million and $2.9 million for the fourth quarter of 2002 and 2001, respectively. Syncrude 21 development expenses are incurred for the expansion stages of the Syncrude 21 program and are not a result of current production. They include costs, for example, to modify, relocate or remove equipment or facilities to support the expansion. As these expenses are not capital in nature, they have been expensed in the current period's earnings.

Crown Royalty expense

Crown royalty expense of $2.1 million in the fourth quarter of 2002 reflects the increase in capital spending which results in the application of the minimum royalty rate. The fourth quarter 2001 Crown royalty recovery of $10.9 million reflects a reduction to the minimum royalty rate as a result of achieving capital expenditure thresholds in December of 2001. The Trust paid the minimum royalty rate for all of 2002, which resulted in an annual Crown royalty expense of $7.4 million, a reduction of $45.2 million compared to 2001.

The shift from the transitional royalty to the generic oil sands royalty regime in Alberta that became effective January 1, 2002 had no impact as the minimum one per cent of gross revenue would have applied in either case. As Syncrude is currently within a significant capital program, the Trust expects to pay only the minimum royalty for the next several years. A description of the Crown royalty can be found in Note 12 of the audited consolidated financial statements of the Trust for the year ended December 31, 2001.

Administration

Effective November 1, 2002 Canadian Oil Sands terminated the Administrative Services Agreement with EnCana Corporation ("EnCana"), which termination did not result in any material penalties or compensation to either the Trust or EnCana. Consequential to the termination, the Trust has leased its own office space, hired its own staff, and engaged various third parties to replace services previously provided by EnCana under the agreement.

Insurance expense

Beginning in the third quarter of 2002, insurance expenses previously classified as administration expenses have been disclosed separately to reflect their significance. The largest component of insurance expense is premiums paid for business interruption insurance, designed to protect the Trust's cash flow from a potential severe property loss at the Syncrude operations. Insurance premiums rose in 2002 over 2001 due to limited capacity in the insurance market combined with numerous losses for this type of insurance. Insurance is an important risk management component of the Trust's Stage 3 financing plan as it helps to protect the Trust's cash flow from which the capital program commitments are largely funded.

Interest expense

The issuance of the 7.9 per cent US$250 million Senior Notes on August 24, 2001 by Canadian Oil Sands Limited, a subsidiary of the Trust, raised interest expenses to $48.7 million in 2002 compared to $28.6 million in 2001.

Depletion and depreciation
Fourth quarter 2002 depletion and depreciation expense decreased $1.2 million when compared to the same period in 2001 as a result of a lower net asset base in 2002 compared to 2001. This also explains the $5.4 million decrease in the annual 2002 depreciation and depletion expense decrease from 2001. Canadian Oil Sands depreciates and depletes its production assets on the unit of production basis. As the Stage 3 expansion project is not yet complete, Canadian Oil Sands has excluded the associated costs of the project, and the related reserves for purposes of calculating its depreciation and depletion expense.

Canadian Oil Sands' reserves decreased slightly from 694 million barrels of proven reserves at December 31, 2001 to 676 million barrels of proven reserves at December 31, 2002 as a result of production in 2002. The ending reserves still reflect over 35 years of reserve life.

Also included in depletion and depreciation expense is a future site reclamation provision, which is accrued at a rate of $0.17 per barrel of production. The reclamation provisions for the quarter and year ended December 31, 2002 rose proportionately to the increase in production volumes when compared to the same periods in 2001. Reclamation provisions are $0.9 million and $3.1 million for the quarter and year-ended December 31, 2002, respectively.

Foreign exchange loss (gain)
A change in Canadian accounting standards on foreign currency translation became effective January 1, 2002. The change in accounting policy results in a non-cash foreign exchange gain on the Trust's long term debt of $2.4 million and $4.1 million in the fourth quarter and entire year of 2002, respectively. These gains reflect the stronger Canadian dollar relative to the U.S. dollar at December 31, 2002 versus the end of the third quarter of 2002 and the year-ended December 31, 2001. A $36.9 million non-cash reduction of December 31, 2001 retained earnings was made to reflect a retroactive adjustment to prior years. This change in accounting policy is more fully described in Note 1 to the consolidated financial statements.

Dividend on preferred shares of subsidiaries
On October 31, 2002 the preferred shares of Canadian Oil Sands Investments Inc. and Athabasca Oil Sands Investments Inc., managers and subsidiaries of the Trust, were redeemed to align with the termination of the Administrative Services Agreement with EnCana. The cost of the redemption was approximately $4.5 million, which represents the original issue price of the shares plus all accrued and unpaid dividends.

Liquidity and Capital Resources

Cash from Operations
Fourth quarter 2002 cash flow from operations of $107.4 million, or $1.87 per unit, nearly doubled cash flow versus the same period of 2001 of $54.5 million, or $0.96 per unit. Higher cash flow in 2002 was mainly attributed to a $62.2 million revenue increase, and a $7.5 million operating cost decrease. A $13.0 million increase in Crown Royalty expense resulting from a 2001 recovery partially offset the revenue and operating cost impacts.

On an annual basis, cash flow from operations of $321.8 million for 2002 improved considerably from $232.7 million reported in 2001. This $89.1 million rise in cash flow mainly reflects a significant increase in Syncrude Sweet Blend revenues of $52.3 million, and a $16.1 million and $45.2 million decrease in Operating costs and Crown Royalty expense, respectively, offset by a $20.1 million increase in interest expense.

Financing Activities
The Trust's net debt, defined as long-term debt less cash and short-term investments, increased to $392.3 million at December 31, 2002 from $269.0 million one year prior. The $123.3 million increase mainly results from significantly higher capital expenditures in 2002 of $403.2 million. Operating cash flow in 2002 of $321.8 million and $33.2 million of new equity raised through the Premium Distribution, Distribution Reinvestment and Optional Unit Purchase Plan ("DRIP") also financed capital expenditures and the $114.7 million of unitholder distributions. The Trust's financial capacity is supplemented by $480 million of committed bank facilities, which were fully undrawn as at December 31, 2002.

During the fourth quarter of 2002, DRIP proceeds of $7.3 million were received for the third quarter unitholder participation in the program. This represents a slight reduction from the first and second quarter participation in 2002, which generated $10.3 million and $9.5 million in new equity, respectively.

Distributable income was $28.8 million and $114.7 million for the quarter and year-ended December 31, 2002, reflecting distributions per Trust unit of $0.50 and $2.00, respectively. In 2001, the Trust had declared a total annual distribution of $2.75 per unit. Maintaining distributions at $0.50 per Trust unit during the recent high crude oil price period provided the Trust with further financing capacity.

In December 2002 the Trust received Bondholder consent to amend covenants on the US$250 million 7.9 per cent Senior Notes due September 1, 2021. The maximum debt to capitalization level under the Senior Notes Indenture has increased to 55 per cent from 45 per cent as a result. Similar amendments are being discussed with certain other lenders in Canadian Oil Sands' bank facilities.

Investing Activities
Capital spending in 2002 rose 125 percent to $403.2 million compared to $179.5 million in 2001. Approximately 87 per cent of the 2002 capital expenditures related to the Stage 3 expansion. Stage 3 is the most capital intensive of the five stages in the Syncrude 21 expansion plan with a budgeted project cost estimated to be $1,233 million, net to the Trust.

Risk Management

Crude Oil Hedging
During the fourth quarter of 2002, crude oil price hedging decreased Canadian Oil Sands' revenue by $7.4 million. For the twelve months ended December 31, 2002 crude oil hedging losses totalled $10.7 million, which reflected the significant improvement in the average WTI price in 2002 from 2001.

As the forward price curve for crude oil futures continues to more fully reflect current spot prices, Canadian Oil Sands is increasing its commodity hedge positions. In the fourth quarter of 2002, the Trust hedged an additional 7,000 barrels per day of its crude oil production using a combination of collars and swaps. These new hedges will assist in protecting cash flow levels, which is particularly important in light of recent increases in the Trust's expected capital program for the Stage 3 expansion. Canadian Oil Sands will consider hedging additional volumes during 2003 and 2004 to manage the cash flow risk related to funding of the Stage 3 capital program.

As at December 31, 2002 the following crude oil hedges were in place:

Crude Oil Hedging Activities	Volume (bbls/day)	Price (US$/bbl)	Volume (bbls/day)	Price (US$/bbl)	Volume (bbls/day)	Price (US$/bbl)
2002 Positions	Jan. 1 - June 30		July 1 - Dec. 31		Jan. 1 - Dec.31	
-swap	15,000	24.89	15,000	24.89	15,000	24.89
-put purchase	1,000	25.75	1,000	25.75	1,000	25.75
Total Hedge Position	**16,000**	**24.95**	**16,000**	**24.95**	**16,000**	**24.95**
2003 Positions	Jan. 1 - June 30		July 1 - Dec. 31		Jan. 1 - Dec. 31	
-swap	15,000	23.04	15,000	23.04	15,000	23.04
-put purchase	1,000	24.00	1,000	24.00	1,000	24.00
-costless collar put purchase*	2,000	25.00	-	-	1,000	25.00
-swap	-	-	2,000	24.78	1,000	24.78
-swap	1,000	25.00	1,000	25.00	1,000	25.00
-swap	1,000	25.25	1,000	25.25	1,000	25.25
-swap	1,000	25.28	1,000	25.28	1,000	25.28
-costless collar put purchase*	1,000	25.00	-	-	500	25.00
-swap	-	-	1,000	25.11	500	25.11
-swap	1,000	28.12	1,000	25.00	1,000	26.56
Total Hedge Position	**23,000**	**23.84**	**23,000**	**23.69**	**23,000**	**23.76**
2004 Positions	Jan. 1 - June 30		July 1 - Dec. 31		Jan. 1 - Dec. 31	
-swap	8,000	22.03	8,000	22.03	8,000	22.03

** Canadian Oil Sands sold a call to pay for this put, effectively capping prices on 2,000 bbls/day at US$29/bbl for the period Jan. 1 - June 30.*

Natural Gas Hedging

For the period April 2002 to March 2003, Canadian Oil Sands holds a forward purchase contract for 20,000 gigajoules per day of natural gas at an average AECO price of $3.44 per gigajoule, representing approximately 60 per cent of its share of forecast Syncrude consumption. The resulting hedging gains reduced 2002 fourth quarter and yearly operating costs by $3.9 million and $5.2 million, respectively.

Foreign Currency Hedging

Canadian Oil Sands had the following currency hedges in place as of December 31, 2002:

Canadian Oil Sands Trust Exchange Hedging Activities	31-Dec 2003	31-Dec 2004	31-Dec 2005	31-Dec 2006	31-Dec 2007
U.S. dollar value hedged *($ millions)*	$ 88.0	$ 92.0	$ 100.0	$ 60.0	$ 20.0
Average U.S. dollar exchange rate	$ 0.665	$ 0.665	$ 0.664	$ 0.669	$ 0.692

During the fourth quarter of 2002, currency hedging settlements reduced Canadian Oil Sands' revenues by $2.6 million compared to a loss of $9.1 million in the same period of 2001. On an annual basis, the currency hedges reduced revenues by $10.9 million, significantly less than the $32.1 million expense recorded in 2001. The decreases in currency hedge losses in 2002 from

2001, both quarterly and annually, reflect the decrease in U.S. dollars hedged in both years; in 2002, the Trust had hedged US$84.0 million compared to US$176.0 million in 2001. The Trust currently does not intend to increase its currency hedge positions and will continue to look for opportunities to unwind its current positions at minimal cost.

Accounting for the settlement of currency exchange contracts deferred the recognition of a $1.3 million gain in the fourth quarter related to commitments originally contracted for future years. Cumulatively, Canadian Oil Sands has deferred recognition of gains totalling $16.5 million to 2006 and beyond for accounting purposes, but has included these amounts in the distributable income for the respective periods.

On December 27, 2002 a foreign exchange counter party exercised its outstanding option to purchase an additional US$5 million per quarter from the Trust at a rate of US$0.692 over the period January 1, 2003 to December 31, 2007. There were no other outstanding options with currency hedging counterparties at December 31, 2002.

Credit Risk

Canadian Oil Sands has mitigated its exposure to credit risk associated with financial instruments, such as commodity swaps and foreign exchange contracts, by selecting counter-parties of high credit quality. As a result, the Trust has not been impacted by the recent financial difficulties that have plagued some energy trading companies in the market.

Unit Trading Activity

The market price of Canadian Oil Sands' units reached a high of $38.05 per Trust unit during the fourth quarter and a low of $33.28 per Trust unit. The Trust unit price closed at $38.05 on December 31, 2002 down from $44.15 at March 31, 2002 and $41.94 at June 28, 2002, but up from $35.90 at September 30, 2002. The unit price closed at $38.15 on January 23, 2003. Canadian Oil Sands Trust units trade on the Toronto Stock Exchange under the symbol COS.UN. As at December 31, 2002, 57.7 million units were issued and outstanding.

Canadian Oil Sands Trust - Trading Activity	Fourth Quarter 2002	December 2002	November 2002	October 2002
Unit price				
High	$38.05	$38.05	$37.30	$37.99
Low	$33.28	$34.50	$34.15	$33.28
Close	$38.05	$38.05	$35.50	$36.55
Volume traded (000's)	5,888	2,377	1,887	1,624
Weighted average number of units outstanding (000's)	57,299	57,467	57,226	57,210

Outlook

2003 forecast

On November 29, 2002, the Trust announced its 2003 budget. The Trust is forecasting Syncrude production of 85 million barrels of Syncrude Sweet Blend for 2003, which is equivalent to 18.5 million barrels for the Trust, or an average 50,600 barrels per day. Reflecting the increase in natural gas prices, the Trust is revising its operating costs to average $16.50 to $17.50 per barrel in 2003 from the budget provided in November 2002, which includes energy costs of $2.50 to $3.25 per barrel.

The production outlook incorporates the scheduled turnaround of one coker in late March, during which some initial work to facilitate the tie-in of the upgrader expansion for Stage 3 also is scheduled to be performed. As planned and per the Trust's 2003 budget, the impact of this maintenance work on the Trust's results is expected to occur in the first half of the year.

Crude oil prices spiked significantly late in 2002, driven by the general strike in Venezuela, which has impacted its crude oil exports, and the tension in the Middle East with the potential for a U.S. led war against Iraq. While these events have contributed to a premium on the price of crude oil, this premium is expected to erode over the course of 2003. OPEC has also pledged to increase volumes in order to maintain their stated range for world oil prices of US$22 to US$28 per barrel. The Trust, therefore, is forecasting oil prices to average US$24 per barrel WTI in 2003 and natural gas prices to average $5 per thousand cubic feet. The Trust's U.S./Canadian currency exchange rate forecast is US$0.65 for 2003.

Hedging

The Trust has hedged 45 per cent of its crude oil production at approximately US$23.76 per barrel and approximately 60 per cent of its gas requirements at $3.63 per thousand cubic feet from April 1, 2002 to March 30, 2003. Canadian Oil Sands may hedge additional oil and gas volumes during 2003 and 2004 to manage the cash flow risk related to funding the Stage 3 capital program. The Trust's hedge positions are outlined in the risk management section of this MD&A.

Based on the Trust's revised forecast, the following table provides an estimate of the sensitivity of the Trust's cash flow and net income for 2003:

2003 Sensitivity Analysis		**Change in Cash Flow**		**Change in Net Income**	
	Sensitivity	**$ millions**	**$/Trust unit**	**$ millions**	**$/Trust unit**
Operating cost decrease	Cdn $1.00/bbl	18.9	0.32	18.9	0.32
WTI crude oil price increase	US $1.00/bbl	15.6	0.27	15.6	0.27
Syncrude production increase	1 million bbls	7.8	0.13	7.1	0.12
Canadian dollar weakening	US $0.01/Cdn$	7.8	0.13	(1.6)	(0.03)
AECO natural gas price decrease	Cdn $0.50/mcf	4.5	0.08	4.5	0.08

The Trust is anticipating its capital budget to reach $483 million in 2003, of which $410 million will be directed to the Stage 3 expansion. The total estimated cost for the Stage 3 expansion is $5,670 million, or $1,233 million net to the Trust.

EnCana markets all of the Trust's production under the terms of the marketing agreement between EnCana and the Trust. Commencing February 1, 2003, and pursuant to the marketing agreement, EnCana will act as agent, and Canadian Oil Sands' revenues will reflect market

prices for Syncrude Sweet Blend ("SSB"). Under the agreement's previous terms, in effect since February 1, 2002, EnCana was buying all of the Trust's operating subsidiaries' production attributable to their working interests at the deemed unit price for SSB, less a monthly marketing fee of $16,667.

The Kyoto Protocol

The federal government has provided some parameters for implementing the Kyoto Protocol. Total annual emissions for large industrial emitters has been capped at 55 megatonnes, emission reduction targets have been set at 15 per cent compared to business as usual, and the cost of a carbon credit has been limited to $15 per tonne. These parameters have allowed Canadian Oil Sands to provide an initial estimated direct cost impact of $0.22 to $0.30 per barrel from 2008 to 2012 on Syncrude's operating costs for implementing the Kyoto Protocol. However, the Trust cautions that numerous uncertainties regarding details of the Protocol's implementation remain that make it difficult to ascertain the cost estimate, including when third party costs related to the Protocol factor their way into Syncrude's supply chain of goods and services. Canadian Oil Sands continues to work through its industry associations and directly with the Alberta provincial and federal governments to develop a cost-effective plan to reduce greenhouse gas emissions.

The Trust's Web site includes a Guidance Document to help communicate key performance criteria. The Web site address is www.cos-trust.com.

CANADIAN OIL SANDS TRUST
CONSOLIDATED BALANCE SHEET
AS AT DECEMBER 31
(unaudited)
(in thousands)

	2002	2001
ASSETS		
Current assets:		
Cash and short-term investments	$ 229,970	$ 357,313
Accounts receivable	93,444	60,754
Inventories	26,132	26,191
Prepaid expenses	4,547	3,927
	354,093	448,185
Capital assets, net	1,470,671	1,119,462
Other Assets		
Reclamation trust	12,878	10,319
Deferred financing charges, net	12,759	11,413
	25,637	21,732
	$ 1,850,401	$ 1,589,379
LIABILITIES AND UNITHOLDERS' EQUITY		
Current liabilities:		
Accounts payable and accrued liabilities	$ 169,279	$ 98,249
Unit distribution payable	28,843	28,390
Current portion of other liabilities	2,740	3,105
	200,862	129,744
Other liabilities	22,013	19,086
Long-term debt	622,283	626,348
Future reclamation and site restoration costs	32,237	30,290
Deferred currency hedging gains	16,505	11,446
Preferred shares	-	4,400
	893,900	821,314
Unitholders' equity	956,501	768,065
	$ 1,850,401	$ 1,589,379

CANADIAN OIL SANDS TRUST
CONSOLIDATED STATEMENT OF INCOME AND UNITHOLDERS' EQUITY
(unaudited)
(in thousands, except per unit amounts)

	Three Months Ended December 31		Twelve Months Ended December 31	
	2002	2001	2002	2001
Revenues:				
Syncrude Sweet Blend	$ 203,788	$ 141,593	$ 715,302	$ 663,053
Interest and other income	4,605	4,640	9,917	8,267
	208,393	146,233	725,219	671,320
Expenses:				
Operating	75,425	82,897	316,359	332,418
Non-production	3,274	2,939	11,910	12,492
Crown Royalties	2,143	(10,896)	7,378	52,540
Administration	2,708	1,261	7,355	8,381
Insurance	1,792	2,105	5,812	4,243
Interest	12,236	12,398	48,654	28,593
Depletion and depreciation	15,086	16,308	55,091	60,451
Foreign exchange loss (gain)	(2,321)	4,933	(2,956)	23,538
Income and Large Corporations Tax	3,461	521	5,413	1,852
Dividends on preferred shares of subsidiaries	28	82	275	420
	113,832	112,548	455,291	524,928
Net income for the period	$ 94,561	$ 33,685	$ 269,928	$ 146,392
Unitholders' equity, beginning of period				
As previously reported	$ 883,505	$ 762,867	$ 804,951	$ 845,647
Prior period adjustment (note 1)	-	-	(36,886)	(13,844)
As restated	883,505	762,867	768,065	831,803
Net income for the period	94,561	33,685	269,928	146,392
Merger costs	-	(97)	-	(39,898)
Special distribution to unitholders	-	-	-	(14,875)
Issue of Trust units	7,278	-	33,163	764
Unitholder distributions	(28,843)	(28,390)	(114,655)	(156,121)
Unitholders' equity, end of period	$ 956,501	$ 768,065	$ 956,501	$ 768,065
Weighted average Trust units	57,546	56,779	57,182	56,765
Trust units, end of period	57,684	56,779	57,684	56,779
Net income per Trust unit				
Basic	$ 1.64	$ 0.59	$ 4.72	$ 2.58
Diluted	$ 1.64	$ 0.59	$ 4.72	$ 2.58

CANADIAN OIL SANDS TRUST
CONSOLIDATED STATEMENT OF CASH FLOWS
(unaudited)
(in thousands)

	Three Months Ended December 31		Twelve Months Ended December 31	
	2002	**2001**	**2002**	**2001**
Cash provided by (used in):				
Operating activities				
Net income	$ 94,561	$ 33,685	$ 269,928	$ 146,392
Items not requiring outlay of cash	12,858	20,788	51,900	86,318
Funds from operations	107,419	54,473	321,828	232,710
Site restoration costs	(94)	-	(1,150)	(468)
Net change in deferred items	4,598	(774)	5,766	(5,334)
Change in non-cash working capital	11,489	21,882	29,321	18,602
	123,412	75,581	355,765	245,510
Financing activities				
Issuance of long-term debt	-	-	-	385,250
Unitholder distributions	(28,843)	(28,390)	(114,655)	(156,121)
Merger costs	-	(97)	-	(39,898)
Issuance of Trust units	7,278	-	33,163	764
Redemption of preferred shares	(4,400)	-	(4,400)	-
Special distribution to unitholders	-	-	-	(14,875)
Change in non-cash working capital	109	(14,194)	453	(17,560)
	(25,856)	(42,681)	(85,439)	157,560
Investing activities				
Capital expenditures	(144,149)	(81,795)	(403,203)	(179,514)
Reclamation trust	(737)	(936)	(2,559)	(3,096)
Change in non-cash working capital	16,849	23,713	8,093	34,062
	(128,037)	(59,018)	(397,669)	(148,548)
Increase (decrease) in cash	(30,481)	(26,118)	(127,343)	254,522
Cash at beginning of period	260,451	383,431	357,313	102,791
Cash at end of period	$ 229,970	$ 357,313	$ 229,970	$ 357,313
Supplemental Information				
Taxes paid	$ 350	$ 350	$ 1,507	$ 1,493
Interest charges paid	$ 9,236	$ 8,332	$ 50,519	$ 16,779

CANADIAN OIL SANDS TRUST
CONSOLIDATED STATEMENT OF TRUST ROYALTY AND DISTRIBUTABLE INCOME
(unaudited)
(in thousands, except per unit amounts)

	Three Months Ended December 31		Twelve Months Ended December 31	
	2002	2001	2002	2001
Revenues *	$ 209,642	$ 146,810	$ 730,103	$ 676,507
Operating expenses	(75,425)	(82,897)	(316,359)	(332,418)
Non-production expenses	(3,274)	(2,939)	(11,910)	(12,492)
Crown royalties	(2,143)	10,896	(7,378)	(52,540)
Administration expenses	(1,333)	(636)	(4,100)	(6,512)
Insurance expense	(1,767)	(2,105)	(5,745)	(4,243)
Interest expense	(12,116)	(11,879)	(48,170)	(28,074)
Income and Large Corporations Tax	(3,461)	(521)	(5,355)	(1,852)
	110,123	56,729	331,086	238,376
Capital expenditures	(144,040)	(81,795)	(403,091)	(179,514)
Utilization of expansion financing	64,939	67,210	194,242	137,210
Site restoration costs	(94)	-	(1,150)	(468)
Mining reclamation trust	(737)	(936)	(2,559)	(3,096)
Interest expense payable to Trust	-	(628)	(1,624)	(2,640)
Reserve - future production costs	-	(11,923)	-	(34,199)
Base for Trust Royalty	$ 30,191	$ 28,657	$ 116,904	$ 155,669
Trust Royalty at 99%	$ 29,889	$ 28,370	$ 115,735	$ 154,112
Interest earned on Trust's short term investments	18	16	175	1,237
Interest income on promissory note from AOSII	-	628	1,624	2,640
Administration expenses of Trust	(1,064)	(624)	(2,879)	(1,868)
Distributable income	$ 28,843	$ 28,390	$ 114,655	$ 156,121
Distributable income per Trust unit	$ 0.50	$ 0.50	$ 2.00	$ 2.75

* Includes cash settlements of $1,266 for the quarter (2001 - $1,226) and $5,059 (2001- $4,753) year-to-date in respect of currency exchange contracts that have been deferred for accounting purposes.
Refer to Notes 8 and 11 a) of the 2001 audited consolidated financial statements of the Trust for details of the deferred currency hedging gains.

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS FOR THE TWELVE MONTHS ENDED DECEMBER 31, 2002

(Tabular amounts expressed in thousands of dollars, except where otherwise noted)

1. ACCOUNTING POLICIES

The interim consolidated financial statements include the accounts of Canadian Oil Sands Trust and its subsidiaries (collectively, the "Trust"), and are presented in accordance with Canadian generally accepted accounting principles. The interim consolidated financial statements have been prepared following the same accounting policies and methods of computation as the consolidated financial statements for the year ended December 31, 2001, except as described below. The disclosures provided below are incremental to those included with the annual consolidated financial statements. The interim consolidated financial statements should be read in conjunction with the consolidated financial statements and the notes thereto in the Trust's annual report for the year ended December 31, 2001.

a) Foreign currency exchange gains and losses

Effective January 1, 2002, the Trust adopted the new requirements of the Canadian Institute of Chartered Accountants ("CICA") with respect to accounting for foreign currency exchange gains and losses. Under the new recommendations, unrealized exchange gains and losses related to foreign currency denominated monetary assets and liabilities are to be recognized in income immediately. Prior to the adoption of these recommendations, the unrealized exchange gains and losses were deferred and amortized over the life of the asset or liability.

The recommendations have been adopted retroactively, with restatement of prior years' balances. The impact on the comparative balances was a decrease to other assets of $36.9 million, a decrease to net income of $3.7 million in the fourth quarter, a decrease to net income of $23.1 million for the twelve months ended December 31, 2001, and a decrease to opening retained earnings of $13.8 million. In 2002, opening retained earnings were decreased by $36.9 million. For the year ended December 31, 2002, net income increased by $4.1 million. The impact on net income in prior years is comprised of the recognition of exchange losses on the long-term debt, offset by the add back of amortization of the unrealized foreign exchange losses previously recorded under the former accounting policy. These impacts are reflected in the Trust's other income, depletion and depreciation, and foreign exchange gains and losses on the income statement.

b) Stock-based compensation

Effective January 1, 2002, the CICA introduced new requirements on accounting for stock-based compensation, which apply to new unit options granted on or after January 1, 2002. The Trust has prospectively adopted the standard and has elected to use the intrinsic-value based method of accounting for stock-based compensation, whereby no costs will be recognized in the financial statements for unit options granted to employees and directors. The impact on compensation costs, had the fair value method been used, is disclosed on a pro forma basis in Note 3 to the interim consolidated financial statements.

As a partner in the Syncrude Joint Venture, the Trust also shares in Syncrude's stock-based compensation program. Syncrude's plan has incentive share units which require settlement in cash payments. During the vesting period, compensation expense is recognized using the graded vesting approach when the value of the incentive share units exceeds the award value. The change in value of the fully vested units is recognized in compensation expense in the year the change occurs.

2. UNITHOLDERS' EQUITY

On January 23, 2002, the Trust announced that it received regulatory approval in Canada for a Premium Distribution, Distribution Reinvestment and Optional Unit Purchase Plan ("DRIP"). On January 16, 2003, the Trust received regulatory approval for U.S. resident unitholders to participate in only the distribution reinvestment option. Eligible unitholders can elect to participate in the DRIP for the quarterly distributions

payable subject to enrolment and certain other conditions. The DRIP allows eligible unitholders to direct their distributions to the purchase of additional units at 95 per cent of the average market price as defined in the DRIP. The DRIP also provides an alternative whereby eligible unitholders may elect under the premium distribution component to have their distributions invested in new units and exchanged through the Plan broker for a premium distribution equal to up to 102 per cent of the amount that the unitholder would otherwise have received on the distribution date. Under the terms of the DRIP, unitholders are able to participate in optional cash payments if they have elected to participate in either of the premium distribution or distribution reinvestment components of the DRIP. Optional cash payments enable unitholders to purchase further units by directly investing additional amounts.

During the first three quarters of 2002, a total of 688,666 Trust units were issued for proceeds of $25.9 million related to the DRIP. For the distribution payable November 29, 2002, 217,114 Trust units were issued for proceeds of $7.3 million related to the DRIP.

The following table summarizes Trust units that have been issued for cash proceeds:

Date	Net Proceeds per Trust unit	Number of Trust Units	Net Proceeds
Balance, beginning of period		56,779	$ 675,738
February 28, 2002	$ 36.28	168	$ 6,108
May 31, 2002	$ 39.12	262	$ 10,263
August 30, 2002	$ 36.88	258	$ 9,514
November 29, 2002	$ 33.52	217	$ 7,278
Balance, end of period		57,684	$ 708,901

3. STOCK-BASED COMPENSATION

The Trust has two stock-based compensation plans, in addition to the stock-based compensation plan that Syncrude adopted in 2002, which are described below.

a) Canadian Oil Sands' unit option and distribution equivalent plan

The Trust's unit option and distribution equivalent plan (the "Incentive Plan") authorizes the granting of options to purchase Trust units and also authorizes the issuance of two series of Preferred Shares of Canadian Oil Sands Limited, a subsidiary of the Trust. The Series 1 Preferred Shares compensates optionholders for distributions granted on units underlying the options while the options remain unvested. The Series 2 Preferred Shares compensates unitholders for distributions granted on units underlying the options after the options have vested, but before they are exercised by the optionholder.

Under the terms of the Incentive Plan, the Trust has reserved a maximum of 1,000,000 Trust units for issuance from treasury, with 700,000 being reserved for options, and 300,000 being reserved for entitlements under the Preferred Shares issue. The options are exercisable after three years, with one-third vesting each year, and expire seven years from the grant date.

Date	Number of Options	Weighted Average Exercise Price
Outstanding at January 1, 2002	-	$ -
Granted	256,000	$ 38.67
Outstanding at December 31, 2002	256,000	$ 38.67
Exercisable at December 31, 2002	-	$ -

* *At December 31, 2002, there have been no Preferred Shares issued under the Incentive Plan.*

The Trust applies the intrinsic-value method of accounting for stock-based compensation whereby no compensation costs have been recognized in the financial statements for unit options granted. The following table provides the pro forma impact on the Trust's earnings had the unit options been recognized as compensation costs based on the fair values at the grant date for the options vested in the period.

	Three Months Ended December 31, 2002	Twelve Months Ended December 31, 2002
Compensation costs	$ 136	$ 244
Net income:		
As reported	$ 94,561	$ 269,928
Pro Forma	$ 94,425	$ 269,684
Net income per Trust unit		
Basic:		
As reported	$ 1.64	$ 4.72
Pro Forma	$ 1.64	$ 4.72
Diluted:		
As reported	$ 1.64	$ 4.72
Pro Forma	$ 1.64	$ 4.72

The fair value of each Trust unit option is estimated on the grant date using the Black-Scholes option-pricing model and the following weighted-average assumptions:

	Three Months Ended December 31, 2002	Twelve Months Ended December 31, 2002
Risk-free interest rate (%)	4.53	4.60
Expected life (years)	5	5
Expected volatility (%)	27	27
Expected dividend per Trust unit ($)	2.00	2.00

b) Canadian Oil Sands' senior employee unit purchase plan

The Trust's senior employee unit purchase plan (the "Purchase Plan") enables senior employees of the Trust to subscribe for one Series 3 Preferred Share for every two and one-half Trust units they hold. The Preferred Shares vest after three years, at which time the holder is paid the equivalent value of a unit had it been received the day the Preferred Share was issued, plus any distributions declared by the Trust and any changes in market value during the three year period.

Under the terms of the Purchase Plan, the Trust has reserved a maximum of 55,000 Trust units for issuance from treasury. At December 31, 2002, there have been no grants made under the Purchase Plan.

c) Syncrude incentive share units plan

Syncrude implemented a stock-based compensation plan during 2002 which awarded incentive share units to certain employees. The units have value if the composite value of the weighted average stock price of 60 per cent of Canadian Oil Sands Trust units and 40 per cent of various other partners' shares at the time of exercise by Syncrude employees exceeds the issue price of the awards. The units vest based on a graded vesting schedule; after the first three years, 50 per cent of the units are exercisable, 25 per cent the following year, and 25 per cent after year three. If the awards are exercised, they will be settled in cash. They expire seven years from the date of issue.

In 2002, a total of 249,100 incentive share units were awarded (the value of 54,144 is attributable to the Trust) and outstanding at December 31, 2002. There was no compensation expense recognized in the Trust's financial statements as the market value of the awards at December 31, 2002 did not exceed the value of the units when they were awarded.

4. PREFERRED SHARES

To align with the termination of the Administrative Services Agreement between EnCana and the Trust's operating subsidiaries on November 1, 2002 and at Canadian Oil Sands' option, the preferred shares of the subsidiaries held by EnCana were redeemed on October 31, 2002. The 2,000 shares were redeemed at the retraction amount of $4.4 million, representing the amount of capital paid for the shares when they were issued. All accrued and unpaid dividends, equal to $111,205 were paid on the date of redemption.

5. FINANCIAL INSTRUMENTS

Unrecognized gains (losses) and the fair values of Canadian Oil Sands' risk management activities at December 31, 2002 are as follows:

	Unrecognized gains (losses)	Fair value
Crude oil	$ (43,488)	$ (42,948)
Natural gas	2,968	2,956
Foreign currency	(42,651)	(39,271)
Interest rates	8,553	7,874
	$ (74,618)	$ (71,389)

a) Crude oil contracts

On October 14, 2002, Canadian Oil Sands entered into additional commodity hedging contracts to assist in protecting revenues anticipated in 2003 and 2004 and to manage the risk of revenue flow for the funding of the Stage 3 capital program.

b) Foreign currency contracts

On December 27, 2002, a foreign exchange counterparty exercised its outstanding option to purchase an additional US$5 million per quarter from the Trust at a rate of US$0.692 over the period January 1, 2003 to December 31, 2007.

6. COMMITMENTS

a) Administrative services and marketing agreements

On June 19, 2002, the Trust and EnCana Corporation ("EnCana") agreed to terminate the Administrative Services Agreement (the "Agreement") between the Trust's operating subsidiaries and EnCana. The termination occurred on November 1, 2002. As the termination was mutually agreed upon, there were no material penalties or compensation applied to the Trust or EnCana.

The Marketing Services agreement between the operating subsidiaries and EnCana will remain in effect, with EnCana continuing to market the operating subsidiaries' production attributable to their working interests. For the period February 1, 2002 until January 31, 2003, pursuant to the marketing agreement, EnCana was buying all of the operating subsidiaries' production attributable to their working interests at the deemed unit price for SSB, less a monthly marketing fee of $16,667. Commencing February 1, 2003, and pursuant to the marketing agreement, EnCana will act as agent and Canadian Oil Sands' revenues will reflect market prices sold for SSB, less a monthly marketing fee.

b) Capital expenditure commitments

On September 13, 2002, the Trust provided guidance, reaffirmed on November 29, 2002, that the projected costs for the Stage 3 expansion project are likely to be $1.2 billion, up from the $770 million estimate originally provided in 2001.

c) Tax assessment

In December 2002, Canada Customs and Revenue agency reassessed the 1997 tax year of Canadian Oil Sands Investments Inc.. The nature of the reassessment pertains to the Syncrude Remission Order and the deductibility of certain royalties credits. Canadian Oil Sands and various other Syncrude Joint Venture partners have engaged legal counsel to challenge the reassessments. The timing of when the assessment will be resolved and the financial impact of the assessment is not yet determinable.

7. RECLASSIFICATION

Certain prior year's figures have been reclassified to conform to the presentation adopted for 2002.